Filed by CenturyLink, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: Level 3 Communications, Inc.

Commission File No.: 001-35134

FOR IMMEDIATE RELEASE:	FOR MORE INFORMATION CONTACT:
Dec. 14, 2016	Linda M. Johnson (CTL), 202-429-3130 linda.m.johnson@centurylink.com

CenturyLink, Level 3 file merger submissions with the FCC, FTC and DoJ

WASHINGTON – CenturyLink, Inc. (NYSE: CTL) and Level 3 Communications, Inc. (NYSE: LVLT) have filed their application for license transfers with the Federal Communications Commission and their Hart-Scott-Rodino Antitrust Improvements Act reports with the pre-merger notification office of the Federal Trade Commission and the U.S. Department of Justice.

CenturyLink and Level 3 took the first regulatory step toward combining their complementary networks in order to address customer needs and to connect those customers to the new economy locally and globally.

By offering a broader range of on-net services and solutions than customers can obtain from the companies individually today, the merged companies will be poised to compete for global end-to-end business. This will mean better service, more competition and further network deployment.

This merger will reduce both companies’ dependence on leased fiber facilities, enhance the combined companies’ geographic and financial profile, and strengthen their ability to invest and compete over the long term.

Being a successful competitor—where customers increasingly demand a broader array of facilities-based service offerings on a national or international scale—requires robust and far-reaching network infrastructure. This breadth of infrastructure helps large providers reduce operational costs and offer customers higher quality services.

“Faster, more secure and more reliable networks are crucial to the future for economic development, job creation and staying connected to a global economy,” said CenturyLink Senior Vice President for Public Policy and Government Relations John F. Jones. “Combining CenturyLink with Level 3 will provide customers with state-of-the-art services over a global platform that meets their growing demand for bandwidth, helps them manage today’s complex communication services and provides them with more robust cybersecurity protections. This merger will help us compete more effectively, thus increasing opportunities for our customers, employees and the communities we serve.”

About CenturyLink

CenturyLink (NYSE: CTL) is a global communications, hosting, cloud and IT services company enabling millions of customers to transform their businesses and their lives through innovative technology solutions. CenturyLink offers network and data systems management, big data analytics and IT consulting, and operates more than 55 data centers in North America, Europe and Asia. The company provides broadband, voice, video, data and managed services over a robust 250,000-route-mile U.S. fiber network and a 300,000-route-mile international transport network. Visit CenturyLink for more information.

About Level 3 Communications

Level 3 Communications, Inc. (NYSE: LVLT) is a Fortune 500 company that provides local, national and global communications services to enterprise, government and carrier customers. Level 3’s comprehensive portfolio of secure, managed solutions includes fiber and infrastructure solutions; IP-based voice and data communications; wide-area Ethernet services; video and content distribution; data center and cloud-based solutions. Level 3 serves customers in more than 500 markets in over 60 countries across a global services platform anchored by owned fiber networks on three continents and connected by extensive undersea facilities. For more information, please visit http://www.level3.com or get to know us on Twitter, Facebook and LinkedIn.

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Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this document, including statements regarding the expected timing and benefits of the proposed transaction, such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “will,” “estimates,” “expects,” “projects,” “plans,” “intends” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and their respective shareholders; the possibility that the anticipated benefits from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Level 3’s operations with those of CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the effects of competition from a wide variety of competitive providers, including lower demand for CenturyLink’s legacy offerings; the effects of new, emerging or competing technologies, including those that could make the combined company’s products less desirable or obsolete; the effects of ongoing changes in the regulation of the communications industry, including the outcome of regulatory or judicial proceedings relating to intercarrier compensation, interconnection obligations, access charges, universal service, broadband deployment, data protection and net neutrality; adverse changes in CenturyLink’s or the combined company’s access to credit markets on favorable terms, whether caused by changes in its financial position, lower debt credit ratings, unstable markets or otherwise; the combined company’s ability to effectively adjust to changes in the communications industry, and changes in the composition of its markets and product mix; possible changes in the demand for, or pricing of, the combined company’s products and services, including the combined company’s ability to effectively respond to increased demand for high-speed broadband service; the combined company’s ability to successfully maintain the quality and profitability of its existing product and service offerings and to introduce new offerings on a timely and cost-effective basis; the adverse impact on the combined company’s business and network from possible equipment failures, service outages, security breaches or similar events impacting its network; the combined company’s ability to maintain favorable relations with key business partners, suppliers, vendors, landlords and financial institutions; the ability of the combined company to utilize net operating losses in amounts projected; changes in the future cash requirements of the combined company; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Level 3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”). There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the proposed transaction or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. Unless legally required, CenturyLink and Level 3 undertake no obligation and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

CenturyLink and Level 3 plan to file a joint proxy statement/prospectus with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus and the filings that will be incorporated by reference in the joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Level 3, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Level 3, 1025 Eldorado Boulevard, Broomfield, Colorado 80021, Attention: Investor Relations.

Participants in the Solicitation

The respective directors and executive officers of CenturyLink and Level 3 and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 5, 2016, and information regarding Level 3’s directors and executive officers is available in its proxy statement filed with the SEC by Level 3 on April 7, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.